Today Tomorrow

LMI Aerospace, Inc.

2001 Annual Report

Financial Highlights

Dollars in thousands except per-share data

Year ended December 31	2001	2000
Net sales	**$70,823**	$55,658
Net income (loss)	**2,966**	(1,283)
Earnings (loss) per share – assuming dilution	**0.36**	(0.16)
Total assets	**68,002**	49,680
Cash and equivalents	**4,645**	1,676
Long-term debt	**12,621**	121
Shareholders' equity	**$45,649**	$42,678



$0.23
$(1.28)
$2.97
1999
2000
2001

Net Income (loss)
in millions



$50.1
$55.7
$70.8
1999
2000
2001

Net Sales
in millions



Sun Valley, California*
Auburn, Washington
Wichita, Kansas
Irving, Texas
Tulsa, Oklahoma
St. Charles, Missouri (2)

Locations
*2001 acquisition – Tempco

We are a leading supplier of high-quality, close tolerance aluminum and specialty alloy components for the commercial and military aerospace industries and for the semiconductor industry. We are focused on diversifying our customer base, reaching new markets and growing through acquisition. To accomplish this, we continue to invest in our people, in lean manufacturing techniques and new technology.



"We invest in our people because it is their experience, knowledge and strong work ethic that will enable our company to reach new heights."

Ronald S. Saks

Dear Fellow Shareholders: The year 2001 began for LMI with a very promising business environment. Aerospace production rates were increasing at most commercial and military customers. The scheduled end of a multiyear agreement to produce wing slats and flaps for the Boeing 737NG was instead extended for an additional three years. New work from major aerospace customers – Lockheed, Bombardier and others – was building at a historic pace. And on April 1, 2001, we acquired Tempco Engineering and a list of new customers, including Cymer, Boeing Helicopter, Litton Systems, Barry Controls and IntraLase. However, as the year progressed the environment weakened because of recessions or economic slowdowns in the U.S., Japan and Europe. In September, terrorist attacks changed the near-term future for production of most commercial aerospace products and extended the downturn in sales of semiconductor products.

A year of change – and challenges – not encountered before. Prospects for 2002 suddenly changed from 10-15 percent organic growth to a 10 percent decline in expected revenue. How did we respond? We worked with our customers to provide them only the products they needed, we controlled expenses, we built inventories of products we knew would be needed, we retained our workforce, we continued our investment in capital equipment, technology and people, and we slowly restored our production run rates to those existing in August 2001.

LMI's 2001 performance is the result of using consistent strategies to drive our business:

- Our customers come first.
- Diversify our customer base.
- Develop and acquire new capabilities.
- Commit to technical excellence.
- Use manufacturing and information technology to provide total customer solutions.
- Exercise financial discipline.
- Invest in the development of our people's skills and knowledge to prepare them for different roles in the future.
- Carry out these strategies with integrity, always maintaining respect and honesty in all of our relationships.

LMI's 2002 performance will be based on using these same principles.

2002 will be another step forward for LMI. The LMI of today is a very different company from the one introduced to the public in 1998. No longer are we dominated by production of components for Boeing commercial aircraft. We have set a course to diversify our customer base and product mix, and to expand our core capabilities. We have made remarkable progress.

Our customers have responded by rewarding us with new work – especially Lockheed, Cymer, Gulfstream and Boeing Helicopter, and our strong balance sheet increasingly differentiates us from many of our competitors. We will work very hard to complete a strategic acquisition in 2002 in order to further diversify our customer and product mix. By 2004, we are targeting the following revenue distribution:

Commercial aircraft, including regional and business jets	55%
Military markets	25%
Non-aerospace	20%

We expect by 2004 to be operating globally, adding new work types and subcontracting certain work to manufacturers in low labor cost countries, using either acquired businesses or global strategic alliances. We expect assemblies will grow to represent 20-25 percent of all work and also plan to use our tooling, distribution, design engineering and E-commerce initiatives to produce additional revenue and partnering opportunities.

Despite the current challenging business environment, we expect 2002 to be a rewarding year for our employees and shareholders. As always, we rely on our people to carry us forward. Visit us. Meet our people. We think you will agree they are skilled, motivated and knowledgeable. They will lead us to ever-greater heights.



Ronald S. Saks
President & Chief Executive Officer

LMI Diversification 1998 to 2001


1998
Commercial: 77.7%
Regional Jet: 8.5%
Military: 7.4%
Other: 6.4%


2001
Commercial: 51.5%
Regional Jet: 15.4%
Military: 16.9%
Other: 16.2%

Where we're headed:

Since we went public in 1998, we have diversified our customer base, our product mix and our core capabilities. By 2004 we expect to operate globally, increase our assembly business, and produce additional revenue through our tooling, distribution, design engineering and E-commerce initiatives.

1

Strategy One: We continue to **diversify** our customer base, **develop** new markets for our products and capabilities and **acquire** companies that fit our strategy.



Five years ago, commercial aircraft accounted for more than 75 percent of LMI's revenues, and we had little presence in the military and regional jet markets. In 2001, commercial aircraft accounted for only 51 percent of revenues. Today, we expect that 31 percent of 2002 revenues will come from commercial aircraft, as the defense, regional and business jet and non-aerospace industries become an increasing share of our business.

With our acquisition of Tempco Engineering last year, we gained customers outside aerospace, a trend we expect will continue. While nearly half of Tempco's sales are to the aerospace industry, its capabilities give us the ability to produce a broad range of precision-machined products. Key customers outside aerospace include Cymer, which produces photolithography equipment used in the manufacture of semiconductors, and IntraLase Corp., a manufacturer of laser equipment used by refractive eye surgeons.

Products

> Wing leading edge skins
> Flapskins
> Detail interior components
> Wing panels and floorbeams
> Thrust reversers
> Engine nacelles
> Fuselage and wing skins
> Cockpit window frames
> Landing light lens assembly
> Door assembly structural details
> Excimer laser components
> Type 1 and Type 2 aircraft assemblies

Customers

> Barry Controls
> Boeing
> Canadair
> Cymer
> De Havilland
> DRS Technologies
> Goodrich
> Gulfstream
> IntraLase
> Kawasaki Heavy Industries
> Korean Aerospace
> Learjet
> Litton
> Lockheed Martin
> National Aviation
> Northrop Grumman
> PPG
> Raytheon
> Short Brothers
> Vought









Facing Page: Commercial aircraft window frames manufactured at LMI.

Top Left: The Gulfstream V, a high-performance, ultra-long-range business jet, includes a number of components crafted by LMI.

Top Right: Type 1 assembly for pressure deck.

Bottom Left: Our acquisition of Tempco brought new customers outside aerospace, including excimer laser manufacturer Cymer.

Bottom Right: LMI supplies a variety of formed metal components for the Lockheed Martin F-16.



2

Strategy Two: We are committed to **technical excellence** so we can provide our customers with total solutions.





Top Right:
Detail of leading edge vacuum mill fixture manufactured by LMI.

Bottom Left:
CAD drawing used in the manufacture of forming tools.

Bottom Right:
Coordinate Measuring Machine (CMM) validates hole location and size.

Technology Investments

> New Catia, Pro Engineer, and CMM Software
> Video Conferencing at Each Plant
> 3, 4, and 5-Axis Milling
> High-Speed Machining
> Plastic Tooling Applications
> Reverse Engineering
> Steel Die Machining
> E-Business
> High-Speed Computer Network
> Electro Discharge Machining
> Rapid Prototyping





Technology is a great enabler, and LMI is committed to using technology to enhance communication with customers, suppliers and employees. Last year, we made a significant investment in our information system infrastructure, and in 2002 we will implement a pilot E-commerce program that will provide customers with real-time order status and other critical business information. We also plan to enhance communication with our suppliers to improve lead times and reduce inventory.

Through lean manufacturing techniques, we have improved productivity, reduced manufacturing and administrative cycle time and quoted lead times to our customers, and improved our quality and delivery performance. Our customers want suppliers to provide product at their point of use when they need it. And it must fit. Our investment in tooling expertise, innovative use of manufacturing software to do reverse engineering, and development of distribution facilities and logistics systems are all designed to provide our customers with total solutions.

Our employees are committed to our customer-centric philosophy – our customers come first.

Top: Employees load a leading edge wing slat on one of LMI's 5-axis machining centers.

Right: Type 1 assembly using components made at various LMI facilities.

Manufacturing Processes

- > CNC Machining
- > Drop Hammer Forming
- > Fluid Cell Forming
- > Stretch Forming
- > Hot and Cold Joggle
- > Laser Cutting and Punching
- > Tool Manufacturing
- > Heat Treat and Age
- > Chemical Milling
- > CMM Inspection/Engineering



3

Strategy Three: We continue to build a **culture** that stresses the importance of change.



Today, LMI employs 750 people at six manufacturing sites across the U.S. Each site provides its unique capabilities to our growing customer base, while increasing partnering to provide total solutions for our customers. This has required us to build a company-wide learning organization that gives our people the necessary tools to develop new skills as we respond to changing customer requirements.

New employees attend an extensive orientation workshop that familiarizes them with LMI, our quality expectations and our commitment to our customers' success. LMI training departments provide scheduled, expanded training to each employee designed to improve job skills and general education. And LMI provides significant subsidies to employees seeking education at outside schools and universities in order to encourage constant learning, a prime ingredient in accepting and facilitating change.

Top: A skilled workforce working in formal and informal teams to meet customer requirements.

Right: Employees verify that components meet close tolerance requirements.

LMI Aerospace, Inc.

Financial Section

Quarterly Common Stock Price Range

The Company's Common Stock is traded on the NASDAQ National Market under the symbol "LMIA." The following table sets forth the range of high and low bid closing prices for the Common Stock for the periods indicated during the Company's past two fiscal years:

	High	Low
Fiscal 2000		
1st quarter	3.94	2.56
2nd quarter	3.19	2.44
3rd quarter	2.75	2.06
4th quarter	2.50	1.63
Fiscal 2001		
1st quarter	2.56	1.63
2nd quarter	5.50	1.78
3rd quarter	5.65	2.45
4th quarter	5.25	3.00

The foregoing quotations reflect interdealer prices, without retail markup, markdown or commission, and may not necessarily represent actual transactions.

As of April 15, 2002, the reported closing price for the Common Stock was $5.62. As of April 15, 2002, there were approximately 56 holders of record of the Common Stock.

The Company has not declared or paid cash dividends on any class of its Common Stock in the past two years and does not anticipate paying any cash dividends in the foreseeable future. The credit facility between the Company and its financial institution prohibits the Company from declaring a dividend with respect to its capital stock without the financial institution's approval. The Company currently intends to retain its earnings, if any, and reinvest them in the development of its business.

Selected Financial Data

(In thousands, except shares and per-share data)

	Years ended December 31				
	1997	1998	1999	2000	**2001**
Statement of operations data:					
Net sales	$ 55,080	$ 59,234	$ 50,054	$ 55,658	**$70,823**
Cost of sales	38,932	41,152	41,586	48,255	**54,809**
Gross profit	16,148	18,082	8,468	7,403	**16,014**
Selling, general & administrative expenses	6,549	7,591	8,517	9,135	**10,194**
Income (loss) from operations	9,599	10,491	(49)	(1,732)	**5,820**
Interest expense	(1,020)	(642)	(195)	(169)	**(843)**
Other (expense) income, net	10	405	435	179	**(247)**
Income (loss) before income taxes	8,589	10,254	191	(1,722)	**4,730**
Provision for (benefit of) income taxes	3,306	3,764	(40)	(603)	**1,764**
Income (loss) before cumulative effect of change in accounting principle	5,283	6,490	231	(1,119)	**2,966**
Cumulative effect of change in accounting principle	–	–	–	(164)	**–**
Net income (loss)	$ 5,283	$ 6,490	$ 231	$ (1,283)	**$ 2,966**
Amounts per common share:					
Income (loss) before cumulative effect of change in accounting principle	$ 0.91	$ 0.89	$ 0.03	$ (0.14)	**$ 0.37**
Cumulative effect of change in accounting principle	–	–	–	(0.02)	**–**
Net income (loss)	$ 0.91	$ 0.89	$ 0.03	$ (0.16)	**$ 0.37**
Net income (loss) - assuming dilution	$ 0.89	$ 0.88	$ 0.03	$ (0.16)	**$ 0.36**
Weighted average shares outstanding	5,836,700	7,252,148	8,201,805	8,190,525	**8,059,682**
Other financial data:					
EBITDA(1)	$ 11,788	$ 13,529	$ 3,766	$ 2,098	**$ 9,781**
Capital expenditures	3,856	5,488	4,622	2,776	**3,387**
Cash flow from operating activities	5,775	6,893	112	1,905	**6,985**
Cash flow from investing activities	(3,713)	(9,529)	(4,972)	(3,249)	**(18,205)**
Cash flow from financing activities	(2,023)	14,337	(1,177)	(2,888)	**14,189**
Gross profit margin	29.3%	30.5%	16.9%	13.3%	**22.6%**
EBITDA margin	21.4%	22.8%	7.5%	3.8%	**13.8%**
Balance sheet data:					
Cash and equivalents	$ 244	$ 11,945	$ 5,908	$ 1,676	**$ 4,645**
Working capital	11,256	27,971	21,417	20,752	**27,751**
Total assets	33,629	56,183	54,669	49,680	**68,002**
Total long-term debt, excluding current portion	9,274	2,732	134	121	**12,621**
Stockholders' equity	16,751	45,291	44,486	42,678	**45,649**

(1) EBITDA represents earnings before interest, income taxes, depreciation and amortization. EBITDA is a widely accepted, supplemental financial measurement used by many investors and analysts to analyze and compare companies' performance. EBITDA as presented may not be comparable to similarly titled indicators reported by other companies because not all companies necessarily calculate EBITDA in an identical manner, and, therefore, it is not necessarily an accurate means of comparison between companies. EBITDA should only be read in conjunction with all of the Company's financial data summarized above and its Consolidated Financial Statements prepared in accordance with generally accepted accounting principles ("GAAP"), appearing elsewhere herein. EBITDA is not intended to represent cash flows (as determined in accordance with GAAP) or funds available for management's discretionary use for the periods listed, nor has it been presented as an alternative to operating income (as determined in accordance with GAAP) and should not be considered in isolation or as a substitute for indicators of performance prepared in accordance with GAAP. EBITDA is presented as additional information because management believes it to be a useful indicator of the Company's ability to meet debt service and capital expenditure requirements and because certain debt covenants of the Company utilize EBITDA to measure compliance with such covenants.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Safe Harbor Statement The materials in this Annual Report may contain various forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and which may be based on or include assumptions concerning LMI's operations, future results and prospects. When used in this report, the words "believes," "anticipates," "intends," "plans," "projects," "estimate," "expects" and similar expressions are intended to identify forward-looking statements. Actual results could be materially different from those reflected in such forward-looking statements as a result of various factors. Such factors include (but are not limited to) the following: (1) changes in the current and future business environment, and in particular, the aerospace and semiconductor equipment industries; (2) changes in the business outlook of LMI's customers; (3) the impact of competitive products and pricing; (4) the availability of raw materials; (5) changes in governmental regulation; (6) fluctuations in operating results; (7) LMI's ability to consummate suitable acquisitions; and (8) the risks detailed from time to time in LMI's filings with the Securities and Exchange Commission. This discussion of uncertainties is by no means exhaustive, but is designed to highlight important factors that may impact LMI's outlook. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date hereof. LMI undertakes no obligation to publicly release the results of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Year Ended December 31, 2001, Compared to Year Ended December 31, 2000

Net Sales Net sales for 2001 were $70.8 million, an increase of 27.2 percent from $55.7 million in 2000. The Company benefited from the acquisition of Tempco Engineering, Inc. and Hyco Precision, Inc. on April 2, 2001, which added $10.3 million in 2001. Excluding the acquisition, the Company's sales were $60.5 million, an increase of 8.6 percent from 2000.

The Company generated increases in sales on all Boeing models that it supports. Net sales for the 737 were $16.6 million (23.4 percent of net sales) in 2001, up from $14.9 million (26.8 percent of net sales) in 2000. Net sales for the 747 were $8.5 million (12.0 percent of net sales) in 2001, up from $7.0 million (12.6 percent of net sales) in 2000. These increases were due to production rate increases and were not affected by the acquisition of Tempco.

Net sales on military programs were $12.0 million (16.9 percent of net sales), up from $6.1 million (10.9 percent of net sales) in 2001. Tempco's net sales to Boeing and Northrop Grumman for use predominantly on the AH-64 Apache attack helicopter added $3.5 million (4.9 percent of net sales). Additionally, new part awards and increased production rates for existing components on the F-16 resulted in sales of $4.6 million (6.4 percent of net sales) in 2001, an increase from $2.6 million (4.7 percent of net sales) in 2000.

Net sales for corporate and regional aircraft were $10.9 million (15.4 percent of net sales) in 2001, down from $11.9 million (21.4 percent of net sales) in 2000. The Company's sales to this market reflected declines with Gulfstream and Bombardier's Canadair and Learjet divisions. The Company's fourth quarter of 2001 saw declines in this market as companies delayed shipments as a result of the events of September 11, 2001. The acquisition of Tempco had minimal impact upon the Company's sales to this market.

The addition of Tempco resulted in the Company serving new customers that produce laser equipment that is used in the production of semiconductors and laser eye surgery. These customers generated $6.5 million (9.1 percent of net sales) in net sales during 2001.

A recap of the Company's sales by market is displayed in the following chart:

Market	2000	2001
Commercial aircraft	58.1%	**51.5%**
Corporate/regional	21.4%	**15.4%**
Military	10.9%	**16.9%**
Other	9.6%	**16.2%**
Total	100.0%	**100.0%**

Gross Profit The Company's gross profit was $16.0 million in 2001 (22.6 percent of net sales), up from $7.4 million in 2000 (13.3 percent of net sales). Excluding the acquisition of Tempco, the Company's gross profit was $13.9 million (23.0 percent of net sales) in 2001. Tempco generated gross profit of $2.1 million on sales of $10.3 million, or 20.4 percent of its net sales. The Company increased gross profit by improving efficiencies. Excluding the acquisition, LMI generated increased net sales of $4.8 million, with manufacturing labor and fringe costs of $25.9 million in both 2001 and 2000. Additionally, the increased revenue provided better coverage of fixed costs.

Selling, General and Administrative Expenses Selling, general, and administrative expenses were $10.2 million in 2001, up from $9.1 million in 2000. The acquisition of Tempco added $1.0 million, largely due to payroll expenses, goodwill amortization, and consulting fees related to integration.

Interest Expense The Company's interest expense increased to $0.8 million in 2001 from $0.2 million in 2000. This increase resulted from the issuance of new debt related to the acquisition of Tempco.

Other, Net Included in other, net were expenses of $0.2 million during 2001, as compared to other income of $0.2 million in 2000, a change of $0.4 million. This increase in expense resulted primarily from a $0.3 million charge related to the Company's assessment that certain investments treated as available-for-sale securities had declined in value on a basis that was other than temporary. The value of these securities decreased as the stock markets declined after the attacks of September 11, 2001. The value of these securities did not recover in the fourth quarter and management judged the decline in value to be other than temporary. These securities are still held by the Company.

Income Taxes Income taxes for the Company are calculated at 37.5 percent and 35 percent in 2001 and 2000, respectively. Refer to Note 10 to the financial statements for further information.

Year Ended December 31, 2000, compared to Year Ended December 31, 1999

Net Sales Net sales increased 11.2 percent, reaching $55.7 million in 2000. The Company experienced increased sales on most Boeing commercial aircraft despite price reductions of approximately $0.6 million in conjunction with a new long-term contract issued in the first quarter of 2000. Specifically, sales for the 737 were up $1.2 million, reaching $14.9 million (26.8 percent of net sales) in 2000, predominantly due to increased production rates at Boeing. Additionally, the sales for Boeing's 747 totaled $7.0 million (12.6 percent of net sales), up $1.5 million, the result of Boeing's return to normal ordering patterns after previous adjustments for production rate declines and inventory management.

The Company also experienced significant growth in sales of components used in Gulfstream G-IV and G-V aircraft as sales rose to $7.5 million (13.5 percent of net sales), up $1.6 million from 2000, due primarily to the Company's continued participation in an offload program begun in 1999. Production rate increases and new contract awards for Lockheed-Martin's F-16 doubled the Company's sales for that model, resulting in sales of $2.6 million (4.7 percent of net sales), up $1.3 million in 2000.

A summary below of the net sales by type of aircraft served reflects the Company's ongoing efforts to increase its participation on corporate and regional aircraft. The Company continues to market heavily to this market.

Market	1999	2000
Commercial aircraft	55.4%	58.1%
Corporate/regional	17.7%	21.4%
Military	15.4%	10.9%
Other	11.5%	9.6%
Total	100.0%	100.0%

Gross Profit The Company's gross profit dropped to $7.4 million (13.3 percent of net sales) during 2000, down $1.1 million from $8.5 million (16.9 percent of net sales) in 1999. Gross profit was negatively impacted by reduced production lot sizes and increased outsourcing to improve on-time delivery. Also, price reductions granted to Boeing reduced gross profit by $0.8 million. Additionally, the Company's mix of sales caused material costs to increase to $6.9 million (12.4 percent of net sales) from $5.2 million (10.4 percent of net sales), principally due to the high material content on the 737 leading edge program for Boeing.

Selling, General and Administrative Expenses Selling, general and administrative expenses rose to $9.1 million (16.4 percent of net sales) in 2000, up $0.6 million. This increase was predominantly due to the bankruptcy of a customer in the first quarter of 2000, resulting in a charge of $0.4 million and a $0.3 million increase in salaries and wages.

Income Taxes The Company's income taxes were accrued using a 35 percent effective tax rate in 2000. In 1999, the Company received a $0.1 million refund that impacted the effective rate.

Cumulative Effect of Change in Accounting Principle In 2000, the Company changed its method of accounting for revenue recognition. Refer to Note 1 to the financial statements for further information on this change.

Liquidity and Capital Resources

The Company's cash flow from operations was $7.0 million in 2001, an increase from $1.9 million in 2000. This increase is primarily due to the net income generated by the Company. The Company's cash balance increased to $4.6 million during 2001. Additions to property, plant and equipment were $3.4 million for 2001.

During 2001, the Company acquired Tempco for $15.2 million. The majority of the purchase price was funded by a term loan for $14.3 million issued by the Company's primary lender. Monthly payments on this term loan began in October 2001, based upon a seven-year amortization. The note matures in 2004. The Company has an additional term note available to cover any additional contingent consideration, up to $1.3 million.

Additionally, the Company renegotiated its revolving line of credit with its primary lender. The credit line of $7.0 million was extended until 2003. There are no amounts outstanding under this revolving credit agreement. The Company believes its cash flow from operations and its borrowing agreements are adequate to support its cash requirements.

The Company purchased 119,000 shares of treasury stock for $0.4 million in 2001.

Critical Accounting Policies

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States, which require the Company to make estimates and assumptions (see Note 1 to the consolidated financial statements). The Company believes the following significant accounting policies have the potential to have a more significant impact on the financial statements either because of the significance of the financial statement item to which they relate or because they involve a higher degree of judgment and complexity.

Accounts Receivable Reserve The Company evaluates the collectibility of its accounts receivable based on a combination of factors, including historical trends and industry and general economic conditions. In circumstances where the Company is aware of a specific customer's inability to meet its financial obligations (e.g., bankruptcy filings, substantial downgrading of credit scores), a specific reserve for bad debts is recorded against amounts due to reduce the net recognized receivable to the amount the Company reasonably believes will be collected. The Company's evaluation also includes reserves for billing adjustments, pricing changes, and disputes. If circumstances change (i.e., an unexpected material adverse change in a major customer's ability to meet its financial obligations to the Company), estimates of the recoverability of amounts due the Company could be reduced by a material amount.

As discussed in Note 1 to the consolidated financial statements, the Company generates a significant portion of its revenues and corresponding accounts receivable from sales to a single customer in the aerospace industry. If this customer experiences significant adverse conditions in its industry or operations, including the continued impact of the current downturn in demand for aerospace products, the customer may not be able to meet its ongoing financial obligations to the Company for prior sales or purchase additional products under the terms of existing contracts.

Inventory The Company is required to state its inventories at the lower of cost or market. In assessing the ultimate realization of inventories, the Company makes judgments as to future demand requirements. In the aviation industry, these future demand requirements depend on estimates of aircraft lives and the need for spare parts over the course of the aircraft life. Additionally, the Company has recorded charges in recent periods due to discontinuances of product lines or losses of customer contracts. If actual future demand or market conditions are less favorable than those projected by management, or if there are significant changes in the Company's products or customers, additional inventory write-downs may be required.

Goodwill Goodwill associated with the excess purchase price over the fair value of assets acquired is currently amortized on the straight-line method over its estimated useful life, ranging from 10 to 25 years. Goodwill is currently reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. In assessing the recoverability of the Company's goodwill, the Company must make assumptions regarding the estimated future cash flows and other factors to determine the fair value of goodwill. If these estimates or their related assumptions change in the future, the Company may be required to record impairment charges of these assets not previously recorded.

As discussed in Note 1 to the consolidated financial statements, the FASB issued SFAS No. 142 in June 2001. SFAS No. 142 requires the use of a non-amortization approach to account for purchased goodwill and a review, at least annually, for impairment. The Company plans to adopt this pronouncement effective January 1, 2002. At such time, amortization associated with purchased goodwill will cease. During 2001, goodwill amortization totaled approximately $0.5 million. The Company has not finalized the first of the required impairment tests of goodwill and as such, has not determined what the effect of these tests will be on its earnings and financial position.

Quantitative and Qualitative Disclosures about Market Risk Market risk represents the risk of loss that may impact the consolidated financial position, results of operations or cash flows of the Company. The Company is exposed to market risk primarily due to fluctuation in interest rates. Based on the outstanding balance of long-term debt at fiscal year-end 2001, a 1 percent change in interest rates would result in a change in annual interest expense of approximately $0.2 million. Under the current Borrowing Agreement related to the outstanding balance of long-term debt, the maximum interest rate is capped at 8.5 percent for the term of the loan.

Report of Independent Auditors

The Board of Directors and Stockholders
LMI Aerospace, Inc.

We have audited the accompanying consolidated balance sheets of LMI Aerospace, Inc. (the "Company") as of December 31, 2000 and 2001, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of LMI Aerospace, Inc. at December 31, 2000 and 2001, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

As described in Note 1 to the financial statements, in 2000 the Company changed its method of accounting for revenue recognition.

Ernst & Young LLP

St. Louis, Missouri
March 23, 2002

LMI Aerospace, Inc.

Consolidated Balance Sheets

(Amounts in thousands, except share and per-share data)

	December 31	
	2000	2001
Assets		
Current assets:		
Cash and cash equivalents	$ 1,676	$ 4,645
Investments	536	643
Trade accounts receivable, net of allowance of $50 in 2000 and $64 in 2001	6,627	6,285
Inventories	15,909	23,045
Prepaid expenses	361	787
Deferred income taxes	781	886
Income taxes receivable	498	—
Total current assets	26,388	36,291
Property, plant, and equipment, net	21,059	24,014
Goodwill, net	1,888	7,420
Other assets	345	277
	$49,680	$ 68,002
Liabilities and stockholders' equity		
Current liabilities:		
Accounts payable	$ 3,570	$ 3,547
Accrued expenses	1,962	2,659
Current installments of long-term debt and capital lease obligations	104	2,334
Total current liabilities	5,636	8,540
Long-term debt and capital lease obligations, less current installments	121	12,621
Deferred income taxes	1,245	1,192
Total noncurrent liabilities	1,366	13,813
Stockholders' equity:		
Common stock of $.02 par value; authorized 28,000,000 shares; 8,734,422 and 8,736,427 shares issued in 2000 and 2001, respectively	175	175
Preferred stock; authorized 2,000,000 shares; none issued	—	—
Additional paid-in capital	26,164	26,171
Treasury stock, at cost, 628,604 and 716,676 shares in 2000 and 2001, respectively	(3,174)	(3,402)
Accumulated other comprehensive loss	(272)	—
Retained earnings	19,785	22,705
Total stockholders' equity	42,678	45,649
	$49,680	$ 68,002

See accompanying Notes.

Consolidated Statements of Operations

(Amounts in thousands, except per-share data)

	Year ended December 31		
	1999	2000	2001
Net sales	$50,054	$55,658	$70,823
Cost of sales	41,586	48,255	54,809
Gross profit	8,468	7,403	16,014
Selling, general and administrative expenses	8,517	9,135	10,194
Income (loss) from operations	(49)	(1,732)	5,820
Other income (expense):			
Interest expense	(195)	(169)	(843)
Other, net	435	179	(247)
	240	10	(1,090)
Income (loss) before income taxes	191	(1,722)	4,730
Provision for (benefit of) income taxes	(40)	(603)	1,764
Income (loss) before cumulative effect of change in accounting principle	231	(1,119)	2,966
Cumulative effect of change in accounting principle, net of income tax benefit of $88	–	(164)	–
Net income (loss)	$ 231	$ (1,283)	$ 2,966
Amounts per common share:			
Income (loss) before cumulative effect of change in accounting principle	$ 0.03	$ (0.14)	$ 0.37
Cumulative effect of change in accounting principle	–	(0.02)	–
Net income (loss) per common share	$ 0.03	$ (0.16)	$ 0.37
Net income (loss) per common share – assuming dilution	$ 0.03	$ (0.16)	$ 0.36
Weighted average common shares outstanding	8,201,805	8,190,525	8,059,682
Weighted average dilutive stock options outstanding	1,708	–	98,444

See accompanying Notes.

Consolidated Statements of Stockholders' Equity

(Amounts in thousands, except share and per-share data)

	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Loss	Total Stockholders' Equity
Balance at December 31, 1998	$175	$26,164	$21,580	$(2,628)	$ —	$45,291
Exercise of options to purchase stock	—	—	(554)	806	—	252
Purchase of 303,620 shares of outstanding stock for treasury	—	—	—	(1,426)	—	(1,426)
Issuance of 31,983 shares of treasury stock to profit sharing/401(k) plan	—	—	(64)	202	—	138
Net income	—	—	231	—	—	231
Balance at December 31, 1999	175	26,164	21,193	(3,046)	—	44,486
Comprehensive loss:						
Net loss	—	—	(1,283)	—	—	(1,283)
Unrealized loss on available-for-sale securities, net of income tax benefit of $146	—	—	—	—	(272)	(272)
Comprehensive loss						(1,555)
Purchase of 152,000 shares of outstanding stock for treasury	—	—	—	(382)	—	(382)
Issuance of 44,570 shares of treasury stock to profit sharing/401(k) plan	—	—	(125)	254	—	129
Balance at December 31, 2000	175	26,164	19,785	(3,174)	(272)	42,678
Comprehensive Income:						
Net income	—	—	2,966	—	—	2,966
Unrealized gain on available-for-sale securities, net of income tax of $40	—	—	—	—	(67)	(67)
Reclassification adjustment for losses realized in net income, net of income tax benefit of $106	—	—	—	—	205	205
Comprehensive income						3,238
Exercise of options to purchase stock	—	7	—	—	—	7
Purchase of 119,000 shares of outstanding stock for treasury	—	—	—	(379)	—	(379)
Issuance of 30,928 shares of treasury stock to profit sharing/401(k) plan	—	—	(46)	151	—	105
Balance at December 31, 2001	$175	$26,171	$22,705	$(3,402)	$ —	$45,649

See accompanying Notes.

LMI Aerospace, Inc.

Consolidated Statements of Cash Flows

(Amounts in thousands)

	Year ended December 31		
	1999	2000	2001
Operating activities			
Net income (loss)	$ 231	$(1,283)	$ 2,966
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	3,380	3,650	4,208
Noncash investment loss	–	–	311
Changes in operating assets and liabilities:			
Trade accounts receivable	886	314	2,810
Inventories	(2,392)	(598)	(2,828)
Prepaid expenses and other assets	(311)	(13)	(432)
Income taxes	(1,047)	222	349
Accounts payable	24	(450)	(612)
Accrued expenses	(659)	63	213
Net cash from operating activities	112	1,905	6,985
Investing activities			
Additions to property, plant, and equipment	(4,622)	(2,776)	(3,387)
Proceeds from sale of equipment	–	481	90
Purchases of investments	(210)	(954)	–
Proceeds from sale of investments	1,460	–	–
Acquisition of company, net of cash acquired	(1,600)	–	(14,908)
Net cash used by investing activities	(4,972)	(3,249)	(18,205)
Financing activities			
Proceeds from issuance of long-term debt	–	92	14,250
Proceeds from equipment notes payable	–	–	1,027
Principal payments on long-term debt	(143)	(2,598)	(715)
Treasury stock transactions, net	(1,286)	(382)	(380)
Proceeds from exercise of stock options	252	–	7
Net cash from (used by) financing activities	(1,177)	(2,888)	14,189
Net increase (decrease) in cash and cash equivalents	(6,037)	(4,232)	2,969
Cash and cash equivalents, beginning of year	11,945	5,908	1,676
Cash and cash equivalents, end of year	$ 5,908	$ 1,676	$ 4,645
Supplemental disclosures of cash flow information:			
Interest paid	$ 185	$ 150	$ 798
Income taxes paid (received)	834	(912)	1,864

See accompanying Notes.

(Dollar amounts in thousands, except share and per-share data)

1. Accounting Policies

Description of Business

LMI Aerospace, Inc. (the "Company") fabricates, machines, and integrates formed, close tolerance aluminum and specialty alloy components for use by the aerospace, semiconductor and medical products industries. The Company is a Missouri corporation with headquarters in St. Charles, Missouri. The Company maintains facilities in St. Charles, Missouri; Seattle, Washington; Tulsa, Oklahoma; Wichita, Kansas; Irving, Texas; and Sun Valley, California.

The accompanying financial statements include the consolidated financial position, results of operations, and cash flows of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Customer and Supplier Concentration

Direct sales to the Company's largest customer accounted for 54 percent, 48 percent, and 40 percent of the Company's total revenues in 1999, 2000, and 2001, respectively. Accounts receivable balances related to direct sales to this customer were 34 percent in 2000 and 29 percent in 2001. Indirect sales to the Company's largest customer accounted for 9 percent, 13 percent, and 11 percent of the Company's total sales in 1999, 2000, and 2001, respectively.

Direct sales to the Company's second largest customer accounted for 9 percent, 9 percent and 8 percent of the Company's total revenues in 1999, 2000 and 2001 and represented 5 percent and 6 percent of the accounts receivable balance at December 31, 2000 and 2001, respectively.

The Company purchased approximately 70 percent and 63 percent of the materials used in production from three suppliers in 2000 and 2001, respectively.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions. These estimates and assumptions affect the reported amounts in the financial statements and accompanying Notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, amounts due from banks, and all highly liquid investment instruments with an initial maturity of three months or less.

Inventories

Inventories are stated at the lower of cost or market using actual cost for raw materials and work-in-process and average cost for finished goods. Inventories include $372 and $184 of deferred production costs related to long-term production contracts in 2000 and 2001, respectively. These costs are included in cost of sales over the life of the contract based on a percentage-of-completion method (units-of-delivery basis).

Revenue Recognition

Revenues are recorded when services are performed or when products are shipped, except for long-term contracts which are recorded on the percentage-of-completion method (units-of-delivery basis). Sales from long-term contracts were approximately 17 percent of sales in 1999 and 2000 and less than 10 percent in 2001. Revenues which have been deferred under long-term contracts are $259, $74 and $0 as of December 31, 1999, 2000 and 2001, respectively, and are included in accrued expenses.

(Dollar amounts in thousands, except share and per-share data)

In the fourth quarter of 2000, the Company changed its method of accounting for revenue recognition in accordance with Staff Accounting Bulletin (SAB) No. 101, *Revenue Recognition in Financial Statements.* Previously, the Company recognized revenue on certain product prior to customer acceptance. The Company had performed testing to ensure the product met customer specifications and had routinely obtained customer acceptance in the past, but customer acceptance was required per the Company's contract with the customer. Under the new accounting method adopted retroactive to January 1, 2000, the Company now recognizes revenue upon customer acceptance. The cumulative effect of the change on prior years resulted in a charge to income of $164, net of income tax benefit of $88, which is included in income for the year ended December 31, 2000. The effect of the change on the year ended December 31, 2000, was to increase income before the cumulative effect of the accounting change by $89 ($.01 per share). Pro forma results for prior years are not disclosed due to immateriality.

Property and Equipment

Property and equipment are stated at cost. Equipment under capital leases is stated at the present value of the minimum lease payments. Depreciation is calculated using the straight-line method over the estimated useful lives of the related assets. Equipment held under capital leases and leasehold improvements are amortized using the straight-line method over the shorter of the lease term or estimated useful life of the asset. Estimated useful lives for buildings and machinery and equipment are 20 years and 4 to 10 years, respectively.

Income Taxes

Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement and income tax basis of the Company's assets and liabilities.

Stock-Based Compensation

The Company accounts for its stock-based compensation in accordance with Accounting Principles Board (APB) Opinion No. 25 and related interpretations and provides the pro forma disclosure provisions of Statement of Financial Accounting Standards (SFAS) No. 123.

Financial Instruments

Fair values of the Company's long-term obligations approximate their carrying values, as the rates approximate those which could be obtained by the Company for similar issues with similar maturities. The fair value of the Company's variable-rate long-term debt is $14,063 compared to its $13,741 carrying value.

Available-for-sale securities are stated at fair value based on quoted market prices, with the unrealized gains and losses, net of tax, reported in other comprehensive income/loss. Realized gains and losses and declines in value judged to be other-than-temporary on available-for-sale securities are included in investment income. The cost of securities sold is based on the average cost method. Interest and dividends on securities classified as available-for-sale are included in other income.

The Company's other financial instruments have fair values which approximate their respective carrying values due to their short maturities or variable rate characteristics.

Earnings per Common Share

The Company follows SFAS No. 128, *Earnings per Share,* in calculating basic and fully diluted earnings per share. Earnings per share are computed by dividing net income by the weighted average number of common shares outstanding during the applicable periods.

(Dollar amounts in thousands, except share and per-share data)

Pre-Production Costs

The Company accounts for pre-production costs in accordance with EITF 99-5, *Accounting for Pre-Production Costs Related to Long-Term Supply Arrangements.* All design and development costs for products to be sold under long-term supply arrangements are expensed unless there is a contractual guarantee that provides for specific required payments for design and development costs.

Goodwill

Goodwill is amortized using the straight-line method over periods ranging from 10 to 25 years. The carrying value of goodwill is evaluated periodically in relation to operating performance and expected future undiscounted cash flows of the business.

Prospective Accounting Pronouncements

In June 2001, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 142, *Goodwill and Other Intangible Assets,* effective for fiscal years beginning after December 15, 2001. Goodwill and intangible assets deemed to have indefinite lives will no longer be amortized, but will be subject to an annual impairment test. Other intangible assets will continue to be amortized over their useful lives.

The Company will apply the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of 2002. Application of the non-amortization provision of the statement is expected to result in an increase in net income of approximately $508 per year ($0.06 per share). During 2002, the Company will perform the first of the required impairment tests of goodwill. The Company has not yet determined what the effect of these tests will be on its earnings and financial position.

2. Acquisitions

On April 2, 2001, the Company acquired the operating assets of Tempco Engineering, Inc. and Hyco Precision, Inc., ("Tempco"), two privately held related metal machining companies based in Southern California. The purchase was funded by a secured note with the Company's lender. Tempco produces components for photolithography equipment used in the manufacture of semiconductors, as well as components for the defense and commercial aerospace industries. Tempco's sales were approximately $16,000 in 2000. The purchase price for the net assets acquired, net of acquired cash, was approximately $15,200, including the final purchase price adjustment of $300 which the Company expects to pay in the second quarter of 2002. The Company may pay additional contingent consideration of up to $1,250 if Tempco's EBITDA, as defined, exceeds certain limits at the end of each quarter beginning June 30, 2001, and ending March 31, 2002, or for the two years ended March 31, 2003. No contingent consideration was due for the period ending December 31, 2001. The excess of the purchase price over the fair market value of net assets acquired, totaling $5,943, was allocated to goodwill and is being amortized over a 15-year period on a straight-line basis.

On December 27, 1999, the Company acquired certain assets and liabilities of U.S. Hayakawa Industries, Inc. ("Hayakawa"), an aerospace sheet metal manufacturing and machining firm based in Mukilteo, Washington. Hayakawa had annual sales of approximately $3.5 million in 1999. The company moved Hayakawa's sheet metal production work and most of its machining work to the Company's facility in Auburn, Washington, with the remainder of the machining work going to the Company's facility in Irving, Texas. The purchase price was approximately $1,600. The excess of the purchase price over the fair market value of the net assets acquired, totaling $631, was allocated to goodwill, and is being amortized over a 10-year period on a straight-line basis.

(Dollar amounts in thousands, except share and per-share data)

These acquisitions have been accounted for by the purchase method, and accordingly, the results of operations were included in the Company's Consolidated Statement of Operations from the date of acquisition. The purchase price has been allocated to the assets acquired and liabilities assumed based on their fair value at the date of the acquisition. Accumulated amortization of goodwill at December 31, 2000 and 2001 was $203 and $615, respectively.

3. Treasury Stock Transactions

The Board of Directors authorized the Company to repurchase shares of its common stock and place these shares in a Treasury Stock account for use at management's discretion. The Company purchased 152,000 shares and 119,000 shares in 2000 and 2001, respectively, in the open market at prices ranging from $4.48 to $1.63 per share. In addition, the Company issued 44,570 shares in 2000 and 30,928 shares in 2001 in conjunction with the exercise of certain employees' options, as well as contributions to and purchases by the Company's benefit plans. These transactions were recorded at cost in stockholders' equity.

4. Inventories

Inventories consist of the following:

	2000	2001
Raw materials	$ 3,842	$ 3,742
Work in process	3,380	6,127
Finished goods	8,687	13,176
	$15,909	$23,045

(Dollar amounts in thousands, except share and per-share data)

5. Property, Plant, and Equipment

Property, plant, and equipment consist of the following:

	2000	2001
Land	$ 705	$ 705
Buildings	12,218	12,395
Machinery and equipment	25,363	31,061
Leasehold improvements	797	808
Construction in progress	650	390
Other	1,035	1,496
	40,768	46,855
Less accumulated depreciation	19,709	22,841
	$21,059	$24,014

Depreciation expense (including amortization expense on software) recorded by the Company totaled $2,898, $3,216, and $3,730 for 1999, 2000, and 2001, respectively.

6. Long-Term Debt

Long-term debt consists of the following:

	2000	2001
Term Loan	$ —	$13,741
Notes payable, principal and interest payable monthly, at fixed rates, ranging from 6.99 percent to 9.00 percent	225	1,100
Capital lease obligations	—	114
	225	14,955
Less current installments	104	2,334
	$121	$12,621

On October 31, 2000, the Company obtained a $7,000 secured line of credit with Union Planters Bank, NA ("Union Planters"), a financial institution, to fund various corporate needs. Interest is payable monthly based on a quarterly cash flow leverage calculation and the LIBOR rate. This facility matures on May 31, 2003, and requires compliance with certain non-financial and financial covenants including minimum tangible net worth and EBITDA, as defined, requirements. The line of credit is secured by the inventories and accounts receivable of the Company. The credit facility prohibits the payment of cash dividends on common stock without the financial institution's prior written consent. The Company has not drawn upon this line at December 31, 2001.

(Dollar amounts in thousands, except share and per-share data)

In order to facilitate the acquisition of Tempco, the Company amended its current loan agreement with Union Planters, entering into a three-year Borrowing Agreement ("Borrowing Agreement") on April 1, 2001. This Borrowing Agreement provides financing up to $15,500 and bears interest at ninety day LIBOR plus 3 percent, subject to a cap of 8.5 percent and a floor of 7.0 percent. The interest rate was 7.0 percent at December 31, 2001. The Company drew $14,250 on this Borrowing Agreement on April 1, 2001. Interest payments are due monthly. Principal is due monthly beginning in October 2001, using a seven-year amortization. The Borrowing Agreement is secured by all assets of the Company, excluding real property, and contains financial covenants requiring minimum levels of cash flow coverage, EBITDA, and tangible net worth. Under the Borrowing Agreement, the Company has $1,250 available to fund any additional contingent consideration which may be required under the terms of the Tempco acquisition (see Note 2).

The Company entered into various notes payable for the purchase of certain equipment. The notes are payable in monthly installments including interest at rates ranging from 6.99 percent to 9.0 percent through November 2006. The notes payable are secured by equipment.

The Company entered into a capital lease agreement for the purchase of certain equipment. The leases are payable in monthly installments including interest at 4.98 percent through February 2004.

The aggregate maturities of long-term debt as of December 31, 2001 are as follows:

Year ending December 31:	
2002	$ 2,334
2003	2,301
2004	9,911
2005	249
2006	160
	$14,955

7. Leases

The Company leases certain facilities and equipment under various noncancelable operating lease agreements which expire at various dates through 2009. At December 31, 2001, the future minimum lease payments under operating leases with initial noncancelable terms in excess of one year are as follows:

Year ending December 31:	
2002	$ 1,428
2003	1,374
2004	1,206
2005	912
2006	421
Thereafter	372
	$ 5,713

Rent expense totaled $849, $1,044, and $1,354 in 1999, 2000, and 2001, respectively.

(Dollar amounts in thousands, except share and per-share data)

8. Defined Contribution Plans

The Company has a noncontributory profit sharing plan and a contributory 401(k) plan which covers substantially all full-time employees. Employees are eligible to participate in both plans after reaching 1,000 hours of accredited service. Contributions to the profit sharing plan are at the discretion of management and become fully vested to the employees after seven years. Contributions by the Company to the profit sharing plan totaled $122, $105 and $121 for 1999, 2000 and 2001, respectively. Contributions by the Company to the 401(k) plan, which are fully vested to the employees immediately upon contribution, are based upon a percentage of employee contributions, up to a maximum of $225 per employee. The Company's contributions to the 401(k) plan totaled $107, $88 and $86 for 1999, 2000 and 2001, respectively. In addition, at December 31, 2001, the Company had 600,000 common shares of its stock reserved for contributions to the 401(k) plan.

9. Stock Options

The Company's 1998 Employee Stock Option Plan provides options for up to 900,000 shares to be granted to key employees at exercise prices greater than or equal to the fair market value per share on the date the option is granted. Options issued under the Plan are at the discretion of management and may be in the form of Incentive Stock Options or Non-Qualified Stock Options. Vesting periods may apply.

At December 31, 2001, a total of 1,157,822 shares of authorized and unissued common stock were reserved for issuance of stock awards and options granted or authorized to be granted.

	1999		2000		**2001**	
	Number of Shares	**Weighted Average Exercise Price**	**Number of Shares**	**Weighted Average Exercise Price**	**Number of Shares**	**Weighted Average Exercise Price**
Options outstanding at beginning of year	294,328	3.16	324,950	4.00	**404,235**	**3.62**
Granted	273,950	3.99	145,280	3.00	**146,700**	**2.38**
Exercised	(131,730)	1.97	—	—	**(2,005)**	**2.75**
Canceled/expired	(111,598)	4.77	(65,995)	4.15	**(78,635)**	**4.38**
Options outstanding at end of year	324,950	4.00	404,235	3.62	**470,295**	**3.09**

The options exercisable and the related range of exercise prices at the end of 1999, 2000 and 2001 were 92,073 shares, with a range of exercise prices from $1.77 to $6.25, 213,885 shares, with a range of exercise prices from $2.75 to $6.25 and 276,170 shares, with a range of exercise prices from $2.00 to $5.93, respectively.

(Dollar amounts in thousands, except share and per-share data)

The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for 1999, 2000 and 2001, respectively: risk-free interest rates of 5.6 percent, 5.1 percent and 4.78 percent; dividend yields of 0 percent, 0 percent and 0 percent; volatility factors of the expected market price of the Company's common stock of .49, .57 and 1.04; and a weighted average expected life of the option of four years for 1999 and 2000 and six years for 2001. The weighted average fair value of options granted during 1999, 2000 and 2001 was $2.08, $1.46 and $1.96, respectively. The Company applied APB Opinion No. 25 in accounting for its stock option plans, and accordingly, no compensation cost has been recognized for stock options granted at fair market value. Had the Company determined compensation cost based on the fair value at the grant date under SFAS No. 123, net income and earnings per share amounts would have been as follows:

	1999	2000	2001
Net income (loss):			
As reported	$ 231	$ (1,283)	$2,966
Pro forma	148	(1,488)	2,741
Net income per common share			
As reported	.03	(.16)	.37
Pro forma	.02	(.18)	.34
Net income per common share Assuming dilution:			
As reported	.03	(.16)	.36
Pro forma	.02	(.18)	.34

10. Income Taxes

The temporary differences between the tax basis of assets and liabilities and their financial reporting amounts that give rise to the deferred tax assets and liabilities are as follows:

	2000	2001
Deferred tax assets:		
Accrued vacation	$ 212	$ 247
Inventory	404	496
Available-for-sale securities	146	—
State tax credits	—	113
Other	19	30
Total deferred tax assets	781	886
Deferred tax liabilities:		
Depreciation	(1,199)	(1,192)
Other	(46)	—
Total deferred tax liabilities	(1,245)	(1,192)
Net deferred tax liability	$ (464)	$ (306)

(Dollar amounts in thousands, except share and per-share data)

The Company's income tax provision (benefit) attributable to income before income taxes and cumulative effect of change in accounting principle consisted of the following for the year ended December 31:

	1999	2000	2001
Federal:			
Current	$ (123)	$ (554)	$ 1,820
Deferred	188	(32)	(188)
	65	(586)	1,632
State:			
Current	(104)	(14)	150
Deferred	(1)	(3)	(18)
	(105)	(17)	132
	$ (40)	$ (603)	$ 1,764

The reconciliation of income tax computed at the U.S. federal statutory tax rates to income tax expense attributable to income before cumulative effect of change in accounting principle is as follows:

	1999	2000	2001
Federal taxes	$ 65	$ (586)	$ 1,608
State and local taxes, net of federal benefit	6	(51)	140
State tax refund	(115)	–	–
Other	4	34	16
Provision (benefit) for income taxes	$ (40)	$ (603)	$ 1,764

11. Commitments and Contingencies

The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's financial position.

(Dollar amounts in thousands, except share and per-share data)

12. Quarterly Financial Data (Unaudited)

2000

	First	Second	Third	Fourth
Net sales	$ 14,520	$ 13,774	$ 12,835	$ 14,528
Gross profit	2,231	1,858	739	2,574
Income (loss) before cumulative effect of change in accounting principle	(187)	(214)	(978)	260
Cumulative effect of change in accounting principle	(164)	–	–	–
Net income (loss)	$ (351)	$ (214)	$ (978)	$ 260
Amounts per common share:				
Income (loss) before cumulative effect of change in accounting principle	$ (0.02)	$ (0.03)	$ (0.12)	$ 0.03
Cumulative effect of change in accounting principle	(0.02)	–	–	–
Net income (loss)	$ (0.04)	$ (0.03)	$ (0.12)	$ 0.03
Net income (loss) – assuming dilution	$ (0.04)	$ (0.03)	$ (0.12)	$ 0.03

2001

	First	Second	Third	Fourth
Net sales	$ 16,048	$ 19,105	$ 19,558	$ 16,112
Gross profit	3,703	4,176	4,622	3,513
Net income	882	943	1,030	111
Amounts per common share:				
Net income	$ 0.11	$ 0.12	$ 0.13	$ 0.01
Net income – assuming dilution	$ 0.11	$ 0.12	$ 0.13	$ 0.01

LMI Aerospace, Inc.

Board of Directors

Ronald S. Saks **
Chief Executive Officer and President

Joseph Burstein
Chairman of the Board

Tom D. Baker
Chief Operating Officer

Sanford S. Neuman **
Assistant Secretary
Managing Member of the law firm,
Gallop, Johnson & Neuman, L.C.

Duane E. Hahn
Vice President, Regional Manager

Thomas M. Gunn * **
Retired Senior Vice President of
Business Development for McDonnell Douglas

Alfred H. Kerth III * **
President and Chief Operating Officer
of the Eads Center

Thomas Unger *
Director of Fife Fabrication, Inc.

*Audit Committee Member
**Compensation Committee Member

LMI Aerospace, Inc.

Executive Officers

Ronald S. Saks
Chief Executive Officer and President

Tom D. Baker
Chief Operating Officer

Duane E. Hahn
Vice President, Regional Manager

Lawrence E. Dickinson
Chief Financial Officer and Secretary

Michael J. Biffignani
Chief Information Officer

Robert Grah
General Manager, Tulsa Plant

Phillip Lajeunesse
General Manager, Wichita Plant

Bradley Nelson
General Manager, Auburn Plant

Ernest R. Star
General Manager, Tempco Engineering

LMI Aerospace, Inc.

Corporate Information

For more information regarding LMI Aerospace, Inc. and our services, please write or call the following:

Corporate Headquarters
LMI Aerospace, Inc.
3600 Mueller Road
St. Charles, Missouri 63301
Telephone: 636.946.6525

Transfer Agent
American Stock Transfer and Trust
40 Wall Street, 46th Floor
New York, New York 10005
Telephone: 718.921.8360

Investor Relations
LMI Aerospace, Inc.
Investor Relations
3600 Mueller Road
St. Charles, Missouri 63301
Telephone: 636.946.6525

Independent Accountants
Ernst & Young LLP
The Plaza in Clayton
190 Carondelet Plaza Drive
Suite 1300
Clayton, Missouri 63105

Stock Trading
Listed on NASDAQ National Markets
Ticker Symbol: LMIA

Design: a5 Inc., Chicago/St. Louis Principal Photography: Phil Hollenbeck Printing: Unique Printers & Lithographers

LMI Aerospace, Inc.
P.O. Box 900, St. Charles, Missouri 63302-0900
www.lmiaerospace.com